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                                                     Filed by BCSB Bancorp, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                            Subject Company: BCSB Bankcorp, Inc.
                                                  Commission File No.: 000-24589



For Immediate Release

Contact: Joseph J. Bouffard, President and CEO
         (410) 256-5000


                               BCSB BANKCORP, INC.
              TO COMMENCE SECOND STEP CONVERSION AND STOCK OFFERING

AUGUST 30, 2007, BALTIMORE, MD - BCSB Bankcorp, Inc. (Nasdaq: BCSB) announced today that BCSB Bancorp, Inc., the proposed holding company for Baltimore County Savings Bank, F.S.B. and Baltimore County Savings Bank, M.H.C. have received conditional approval from the Office of Thrift Supervision to commence the second step conversion and stock offering. BCSB Bankcorp also announced today that the registration statement relating to the sale of common stock of BCSB Bancorp has been declared effective by the Securities and Exchange Commission.

BCSB Bancorp is offering for sale between 3,004,750 and 4,065,250 shares of common stock (subject to a 15% increase to up to 4,675,038 shares) at a purchase price of $10.00 per share. The shares of common stock to be offered by BCSB Bancorp represent approximately 63.5% of BCSB Bankcorp's common stock that is currently owned by Baltimore County Savings Bank, M.H.C.

BCSB Bancorp will offer shares of its common stock in a subscription offering first to depositors of Baltimore County Savings Bank with a qualifying deposit as of December 31, 2005, second to the Bank's tax-qualified employee benefit plans, third to depositors of Baltimore County Savings Bank with a qualifying deposit as of June 30, 2007 and finally to depositors of Baltimore County Savings Bank as of August 22, 2007 and borrowers as of June 16, 1987 who continue to be borrowers as of August 22, 2007. In addition, concurrently with the subscription offering, BCSB Bancorp is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public, with preference given first to residents of Baltimore, Harford and Howard Counties and Baltimore City in Maryland.

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Baltimore County Savings Bank will establish a Stock Information Center, which will open on September 10, 2007. Offering materials will be available by contacting the Stock Information Center at (410) 248-1189. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday, except for bank holidays.

At the conclusion of the conversion and offering, shareholders of BCSB Bankcorp other than Baltimore County Savings Bank, M.H.C. will receive shares of common stock of BCSB Bancorp pursuant to an "exchange ratio" designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.8002 shares at the minimum of the offering range to 1.0826 shares at the maximum of the offering range (subject to increase to up to 1.2450 shares at the adjusted maximum of the offering range). At the conclusion of the conversion and offering, BCSB Bancorp will be 100% owned by public shareholders.

The second step conversion must be approved by a majority of the depositor votes eligible to be cast at a special meeting of depositors, to be held on October 11, 2007. Depositors of Baltimore County Savings Bank as of the close of business on August 22, 2007 will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to depositors of Baltimore County Savings Bank on or about September 6, 2007.

Holders of at least two-thirds of the outstanding shares of common stock of BCSB Bankcorp and holders of the majority of the outstanding shares of the common stock of BCSB Bankcorp other than the shares held by Baltimore County Savings Bank, M.H.C. as of August 31, 2007 must also approve the second step conversion at a special meeting of shareholders, also to be held on October 11, 2007. Proxy materials will be mailed to shareholders of BCSB Bancorp on or about September 7, 2007.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Sandler O'Neill & Partners, L.P. is assisting BCSB Bancorp in selling its common stock in the offering on a best efforts basis.

Founded in 1955, Baltimore County Savings Bank operates under its holding company, BCSB Bankcorp, Inc. BCSB provides regional community banking solutions through 18 locations across the Baltimore metropolitan area. BCSB Bankcorp, Inc. became a publicly traded mutual holding company in July 1998. For more information, visit www.baltcosavings.com.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could," or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock

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within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which BCSB Bancorp and Baltimore County Savings Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

BCSB Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of BCSB Bankcorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by BCSB Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by BCSB Bancorp may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, DC. The directors, executive officers, and certain other members of management and employees of BCSB Bankcorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of BCSB Bankcorp. Information about the directors and executive officers of BCSB Bankcorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of BCSB Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.


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